UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Horizon Medical Products, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

439909105

(CUSIP Number)

September 17, 2002

(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

CUSIP No. 439909105	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Medtronic, Inc. 41-0793183
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer: Horizon Medical Products, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: One Horizon Way P.O. Box 627 Manchester, GA 31816

Item 2(a).	Name of Person Filing: Medtronic, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 710 Medtronic Parkway, Mail Stop LC 300 Minneapolis, MN 55432

Item 2(c).	Citizenship: Minnesota

Item 2(d).	Title of Class of Securities: Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number: 439909105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act

(e)	[ ]	Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7

(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

(a)	Amount beneficially owned: 6,000,000

(b)	Percent of class: 15.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

6,000,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

6,000,000

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2002 Medtronic, Inc.
By:
/s/ Carol E. Malkinson

Senior Legal Counsel and Assistant Secretary